Exhibit 99.1

Nano Labs Announces Results of Annual General Meeting of Shareholders

HANGZHOU, China, Dec. 1, 2023 /PRNewswire/ – Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today the results of the Company’s 2023 Annual General Meeting of Shareholders (“2023 AGM”) held on December 1, 2023, at 10:00 a.m. China Standard Time in Beijing, China. The proposal submitted for shareholder approval at the 2023 AGM has been approved. Specifically, the shareholders have passed resolution approving the ratification of the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: +1-646-932-7242

Email: investors@ascent-ir.com